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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
to
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COGENT COMMUNICATIONS GROUP, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

SERIES H PARTICIPATING CONVERTIBLE PREFERRED STOCK
PAR VALUE $.001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

N/A
(CUSIP NUMBER OF CLASS OF SECURITIES)

DAVID SCHAEFFER
CHIEF EXECUTIVE OFFICER
COGENT COMMUNICATIONS GROUP, INC.
1015 31ST STREET, N.W.
WASHINGTON, D.C. 20007
(202) 295-4200
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
DAVID M. MCPHERSON, ESQ.
LATHAM & WATKINS LLP
555 ELEVENTH STREET, N.W.
WASHINGTON, D.C. 20008
(202) 637-2200

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1
  ☒
  issuer tender offer subject to Rule 13e-4
  ☐
  going private transaction subject to Rule 13e-3
  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☒

This Amendment No. 2 announces the termination on October 9, 2003 of the Tender Offer on Schedule TO (the "Schedule TO") filed with the Securities Exchange Commission on September 11, 2003 by Cogent Communications Group, Inc., a Delaware corporation (the "Company") and as amended by the Tender Offer on Amendment No. 1 to Schedule TO ("Amendment No. 1") filed with the Securities Exchange Commission on October 2, 2003 by the Company. The Schedule TO and Amendment No. 1 related to an offer by the Company to its eligible employees to exchange all rights to purchase the Company's common stock (including, but not limited to, incentive stock options and/or non-qualified stock options) that were granted under the Amended and Restated Cogent Communications Group 2000 Equity Incentive Plan (the "Equity Incentive Plan") and owned by eligible employees as of September 10, 2003 (the "eligible options"), for shares of Series H Participating Convertible Preferred Stock, $.001 par value (the "restricted stock"). In order for employees to participate in the exchange, employees were required to forfeit any and all shares of common stock, other than common stock received as a result of a conversion of Series B and Series C preferred stock into common stock and common stock purchased for cash on public markets. In the Schedule TO, Amendment No. 1 and herein, the common stock subject to forfeiture is referred to as the "subject Common Stock."

Capitalized terms used and not defined in this Amendment No. 2 have the meanings given to those terms in the Schedule TO and Amendment No. 1.

Section 6 of the Offer to Exchange is hereby amended and updated to provide the following:

6.
Acceptance of Eligible Options for Exchange and Issuance of Restricted Stock.

The Offer to Exchange expired at 5:00 p.m. Washington, D.C. time, on Thursday, October 9, 2003.

Pursuant to the Offer to Exchange, the Company has accepted for exchange all properly tendered and not validly withdrawn options eligible for the Offer to Exchange, which options represented the right to purchase an aggregate of 964,966 shares of the Company's common stock. This number represents approximately 98.6% of the outstanding options eligible to be exchanged in the Offer to Exchange. Upon the terms and subject to the conditions of the Offer to Exchange, the Company has promptly issued an aggregate of 53,529 shares of restricted stock in exchange for such tendered options.

In addition, all 1,225,825 shares of subject Common Stock were surrendered to the Company by their holders in connection with the Offer to Exchange.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2003	COGENT COMMUNICATIONS GROUP, INC.
	By:	/s/ DAVID SCHAEFFER Name: David Schaeffer Title: Chairman, President and Chief Executive Officer

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